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                                                    Filed by Gart Sports Company

                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                     Subject Company: The Sports Authority, Inc.
                                                     Commission File No: 1-13426

             VOICEMAIL SCRIPT FOR HQ EMPLOYEES FROM GART SPORTS CEO

    Good morning. This is Doug Morton. Earlier today, Gart Sports announced that we have signed an agreement to combine in a merger of equals with The Sports Authority. I am very excited about this development. Together with The Sports Authority, we will be a preeminent sporting goods retailer with stores nationwide and capabilities and opportunities on a scale much broader than would have been possible for either Gart Sports or The Sports Authority on a stand-alone basis.

    This is an outstanding opportunity for Gart Sports and The Sports Authority to build a solid foundation for future growth in resources, product offerings and in career opportunities for the combined company's people on a national scale. We'll now be better able to serve our customers in more locations and provide them with a wider array of products at competitive prices.

    In addition to being an excellent fit from a geographic perspective, Gart Sports and The Sports Authority's people and operating philosophies are very similar. And we'll have some of the most talented and experienced managers in sporting goods and retail working toward the same goals.

    Unfortunately, I had to be in New York City this morning for the announcement but I will be in Denver later this afternoon for a meeting with you, which I believe is scheduled for 5:30 p.m. MST. Your managers will have more information regarding that meeting. For the time being, you can read the press release and my letter to you about the merger for further information. I look forward to seeing you at 5:30 p.m. Have a good day.

    The foregoing may contain, in addition to historical information, certain forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those currently anticipated as a result of a number of factors, including risks and uncertainties discussed in Gart Sports and Sports Authority's filings with the Securities and Exchange Commission. Those risks include, among other things, the competitive environment in the sporting goods industry in general and in the specific market areas of Gart Sports and Sports Authority, consumer confidence, changes in discretionary consumer spending, changes in costs of goods and services and economic conditions in general, and in the companies' specific market areas, unseasonable weather and those risks generally associated with the integration of the companies. There can be no assurance that the merger will close, as to the timing of the closing, that the companies will be integrated successfully or without unanticipated costs or that anticipated synergies or other benefits will be realized. The companies assume no obligation to update any forward-looking statements as a result of new information or future events or developments.

    GART SPORTS AND SPORTS AUTHORITY STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER MATERIALS WHICH WILL BE FILED BY GART SPORTS AND THE SPORTS AUTHORITY WITH THE SEC. THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION, WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE MERGER. When documents are filed with the SEC, they will be available for free at the SEC's website at www.sec.gov. Documents are also available for free from the contact persons listed below.

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    Gart Sports, Sports Authority and their directors, executive officers, certain members of management and employees, may be deemed to be participants in the solicitation of proxies in connection with the proposed merger. Information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of stockholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. Reference is also made to the companies' latest annual reports and annual stockholder's meetings proxy statements as filed with the SEC, including Gart Sport's Proxy Statement for its Annual Meeting held on
June 7, 2002 and Sports Authority's Proxy Statement for its Annual Meeting held on May 30, 2002, which may be obtained for free in the manner set forth above.

CONTACTS:

FOR GART SPORTS
Alexandra Elliott
Director of Public Relations
T: (303) 863-2633
AELLIOTT@GARTSPORTS.COM

Thomas T. Hendrickson
Executive Vice President and Chief Financial Officer
T: 303-863-2293

FOR THE SPORTS AUTHORITY
George Mihalko
Vice Chairman, Chief Administrative Officer and Chief Financial Officer
T: 954-677-6360

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